Exhibit 99.1

17 Education & Technology Group Inc. Announces Changes to Board and Committee Compositions

BEIJING, December 2, 2021 – 17 Education & Technology Group Inc. (Nasdaq: YQ) (“17EdTech” or the “Company”), a leading education technology company in China with an “in-school + after-school” integrated model, announced today that Mr. Minghui Wu has been appointed as a new independent director to the Company’s board of directors (the “Board”), effective on December 2, 2021. After the changes, the Board will consist of seven directors, three of whom are independent directors.

Concurrent with the appointment of Mr. Wu, the Board has approved to further update the composition of the Board’s committees in furtherance of good corporate governance. The Board’s three committees will be fully independent with composition set forth below:

Audit Committee

Chair: Bing Yuan Members: Jiawei Gan, Minghui Wu

Nominating and Corporate Governance Committee

Chair: Jiawei Gan Members: Bing Yuan, Minghui Wu

Compensation Committee

Chair: Minghui Wu Members: Bing Yuan, Jiawei Gan

Mr. Wu is chairman and CEO of MiningLamp Technology Co Ltd. (“Mining Lamp”), a leading artificial intelligence (“AI”) and data analytics company he founded in 2014 that helps public service organizations and businesses with digital transformation. Prior to founding MiningLamp, Mr. Wu founded Miaozhen Systems in 2006, a platform for internet user behavior and marketing analytics, and served as its chairman until it was acquired by Mining Lamp in 2019.

Mr. Wu is also a joint creator of the HAO AI theoretical framework. Mr. Wu has 20 years of experience in software engineering and research, and holds more than 130 patents in China and internationally.

Mr. Wu received a B.S. degree in fundamental mathematics and a M.S. degree in computer software and theory from Peking University. Mr. Wu is currently a PhD candidate at the School of Software & Microelectronics at Peking University.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China with an “in-school + after-school” integrated model. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents, covering over 70,000 K-12 schools in 2020.

Leveraging the Company’s in-school leadership, 17EdTech offers online K-12 large-class after-school tutoring services that complement students’ in-school learning. Powered by its integrated model and technology, 17EdTech’s online K-12 large-class after-school tutoring courses stand out in terms of its unique approach to personalization, realized through a data-driven understanding of individual students’ in-school performance, as well as district-level localized insights.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, size of, and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Mr. Raymond Huang

E-mail: ir@17zuoye.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com